Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, except ratio)

	Pro Forma		Pro Forma
	Six Months	Six Months	Year Ended
	Ended June 30,	Ended June 30,	Dec. 31,	Year Ended Dec. 31
	2012	2012	2011	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$31,973	$33,652	$81,077	$84,620	$68,861	$72,981	$73,295	$59,984
Add: Fixed charges	13,949	12,270	28,171	24,628	24,897	25,102	25,934	23,589
Total earnings, as defined	$45,922	$45,922	$109,248	$109,248	$93,758	$98,083	$99,229	$83,573

Fixed charges, as defined:
Interest charges	$13,738	$12,059	$27,711	$24,168	$24,517	$24,782	$25,641	$22,967
Interest component of leases	211	211	460	460	380	320	293	622
Total fixed charges, as defined	$13,949	$12,270	$28,171	$24,628	$24,897	$25,102	$25,934	$23,589
Ratio of earnings to fixed charges	3.3	3.7	3.9	4.4	3.8	3.9	3.8	3.5